[redacted]

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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65995

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/07 (MM/DD/YY) AND ENDING 03/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PI Financial (US) Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1900 - 666 Burrard Street
(No. and Street)

Vancouver	British Columbia	V6C 3N1
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

D. Andrew Murray 604-664-3665
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

1600 - 333 Seymour Street	Vancouver	British Columbia	V6B 0A4
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, D. Andrew Murray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PI Financial (US) Corp., as of March 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

Richard W. Thomas
Barrister & Solicitor
(604) 664-3617

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Grant Thornton

Financial Statements

PI Financial (US) Corp.

(formerly Pacific International Securities (U.S.) Inc.)

March 31, 2008

(U.S. Dollars)

Contents

Grant Thornton

Auditors' report

Grant Thornton LLP
Suite 1600, Grant Thornton Place
333 Seymour Street
Vancouver, BC
V6B 0A4

T (604) 687-2711
F (604) 685-6569
www.GrantThornton.ca

To the Shareholder of

PI Financial (US) Corp. (formerly Pacific International Securities (U.S.) Inc.)

We have audited the statement of financial condition of PI Financial (US) Corp. as at March 31, 2008 and the statements of income, changes in stockholder's equity and changes in financial condition for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at March 31, 2008 and the results of its operations and changes in financial condition for the year then ended in accordance with Canadian generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 to 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Vancouver, Canada

May 9, 2008

Chartered accountants

PI Financial (US) Corp.

(formerly Pacific International Securities (U.S.) Inc.)

Statement of Financial Condition

March 31 (U.S. Dollars)	2008	2007
Assets		
Current		
Cash	$ 2,481,122	$ 2,549,276
Accounts receivable (Note 6)	545,956	160,477
Due from clients	75,519	246,755
Due from broker and dealer (Note 6)	290,895	-
Prepaid expenses	3,700	1,565
Income taxes receivable	399,048	187,435
	$ 3,796,240	$ 3,145,508
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 23,831	$ 16,793
Due to clients	290,895	-
Due to broker and dealer (Note 6)	75,519	246,755
	390,245	263,548
Stockholder's Equity		
Capital stock (Note 5)	1,225,100	1,225,100
Retained earnings	2,180,895	1,656,860
	3,405,995	2,881,960
	$ 3,796,240	$ 3,145,508

On behalf of the Board

_______________ Director _______________ Director

See accompanying notes to the financial statements.

PI Financial (US) Corp.

(formerly Pacific International Securities (U.S.) Inc.)

Statement of Income

Year Ended March 31 (U.S. Dollars)	2008	2007
Income		
Institutional sales	$ 2,402,987	$ 2,553,863
Private placements	4,002,517	2,225,062
Interest	116,349	91,009
Other	495,789	16,565
	7,017,642	4,886,499
Variable compensation	2,774,699	1,924,051
Contribution to overhead	4,242,943	2,962,448
Expenses		
Advertising, entertainment and promotion	12,527	16,781
Audit and legal	26,803	29,641
Clearing fees (Note 6)	537,286	432,815
Data processing	38,920	35,457
Memberships	17,646	15,908
Miscellaneous	15,290	9,652
Postage, stationery and office	668	1,040
Premises rental (Note 6)	63,984	57,447
Research fees (Note 6)	336,357	357,093
Trading fees (Note 6)	90,672	100,672
	1,140,153	1,056,506
Earnings before income taxes	3,102,790	1,905,942
Income taxes	578,755	414,786
Net earnings	$ 2,524,035	$ 1,491,156

See accompanying notes to the financial statements.

PI Financial (US) Corp.

(formerly Pacific International Securities (U.S.) Inc.)

Statement of Changes in Financial Condition

Year Ended March 31 (U.S. Dollars)	2008	2007
Cash derived from (applied to)		
Operating		
Net income	$ 2,524,035	$ 1,491,156
Change in non-cash operating working capital		
(Increase) decrease in accounts receivable	(385,479)	180
Decrease in amounts due from clients	171,236	1,054,691
(Increase) decrease in amounts due from broker and dealer	(290,895)	334,865
Increase in prepaid expenses	(2,135)	(1,565)
(Increase) decrease in taxes receivable	(211,613)	68,894
Increase (decrease) in accounts payable and accrued liabilities	7,038	(6,306)
Increase (decrease) in amounts due to clients	290,895	(334,865)
Decrease in amounts due to broker and dealer	(171,236)	(1,054,691)
	1,931,846	1,552,359
Financing		
Dividends paid	(2,000,000)	(1,000,000)
Net (decrease) increase in cash	(68,154)	552,359
Cash, beginning of year	2,549,276	1,996,917
Cash, end of year	$ 2,481,122	$ 2,549,276

Supplementary cash flow information		
Interest received	$ 116,349	$ 91,009
Income taxes	790,368	435,011

See accompanying notes to the financial statements.

PI Financial (US) Corp.

(formerly Pacific International Securities (U.S.) Inc.)

Statement of Changes in Stockholder's Equity

Year Ended March 31, 2008
(U.S. Dollars)

	Common Stock						
	Shares		**Amount**		**Retained Earnings**		**Total**
Balance, March 31, 2006	1,225,100	$	1,225,100	$	1,165,704	$	2,390,804
Net income, year ended March 31, 2007	-		-		1,491,156		1,491,156
Dividends	-		-		(1,000,000)		(1,000,000)
Balance, March 31, 2007	1,225,100		1,225,100		1,656,860		2,881,960
Net income, year ended March 31, 2008	-		-		2,524,035		2,524,035
Dividends	-		-		(2,000,000)		(2,000,000)
Balance, March 31, 2008	1,225,100	$	1,225,100	$	2,180,895	$	3,405,995

See accompanying notes to the financial statements.

1. Nature of operations

PI Financial (US) Corp. (the "company") is a broker/dealer registered under the Securities Exchange Act of 1934 and incorporated under the Business Corporations Act (British Columbia) on January 13, 2003.

PI Financial (US) Corp. became a registrant with the Financial Industry Regulatory Authority ("FINRA") (formerly the National Association of Securities Dealers Inc.) of the United States of America on December 2, 2003.

2. Summary of significant accounting policies

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results may differ from those estimates.

Revenue recognition

Institutional sales revenue consists of revenue generated through commission based brokerage services provided to institutional clients, recognized on a settlement date basis.

Private placements revenue consists of commissions earned on private placements of securities. Commissions earned on private placements of securities are recorded when the underlying transaction is substantially completed under the engagement terms and the related revenue is reasonably determinable.

Interest revenue consists of amounts earned on cash deposited in bank accounts. The interest is recognized as it is earned.

Other revenue consists primarily of foreign exchange gains from the conversion of monetary asset holdings to United States dollars.

Foreign currency translation

Monetary asset and liability accounts denominated in foreign currencies are translated into United States dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses denominated in foreign currencies are translated at the exchange rate in effect at the transaction date. Gains and losses from currency translations are included in the determination of earnings for the year.

Marketable securities transactions

Marketable securities transactions processed on behalf of the company's clients and the related revenues and expenses are recorded on a settlement date basis.

2. Summary of significant accounting policies (Continued)

Income taxes

Income taxes are accounted for using the asset and liability method pursuant to Section 3465, Income Taxes, of The Handbook of the Canadian Institute of Chartered Accountants ("CICA"). Future taxes are recognized for tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on future taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, Section 3465 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

3. Change in accounting policies

On April 1, 2007 the company adopted the provisions of CICA Handbook Section 3855 *Financial Instruments – Recognition and Measurement*, CICA Handbook Section 3865 *Hedges*, and CICA Handbook Section 1530 *Comprehensive Income*.

Financial Instruments – Recognition and Measurement
This standard prescribes the recognition and measurement of financial instruments. Section 3855 requires all financial assets and liabilities (including derivatives) to be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on the classification of the instrument. All financial instruments must be classified as one of the following categories: held for trading, held to maturity, loans and receivables, and available for sale assets.

The financial instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized in net income. Section 3855 permits an entity to designate any financial instrument as held for trading on initial recognition or adoption of this standard, even if that instrument would not otherwise meet the definition of held for trading as specified in Section 3855. The company's financial instruments classified as held for trading include cash. The company has historically measured these instruments at fair value and any unrealized gains and losses have been included in income. The company's accounting treatment of these instruments remains unchanged as a result of the adoption of the new accounting standards.

Available for sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive income. The company has no financial assets classified as available for sale.

3. Change in accounting policies (Continued)

The financial assets classified as loans and receivables and held to maturity are measured at amortized cost. There is no change in accounting treatment for these financial instruments as a result of the adoption of Section 3855.

Hedges

This standard sets out the criteria of when hedge accounting is applied and how it is applied. It provides the option of designating qualifying transactions as hedges for accounting purposes. The qualifying hedging relationships include fair value hedges, cash flow hedges, and hedges of foreign currency exposures of net investments in self sustaining foreign operations. The changes in fair value of the hedging derivatives will be recognized in net earnings or other comprehensive income depending on the nature of the hedging relationships. Any gains and losses resulting from any ineffectiveness in hedging relationships are recognized in net income immediately. The company currently does not apply hedge accounting and as a result Section 3865 does not apply to the company at this time.

Comprehensive Income

This section establishes the standards for the reporting and disclosure of other comprehensive income ("OCI") in a new category, Accumulated Comprehensive, which will be added to shareholder's equity on the balance sheet. Comprehensive income includes all changes in equity of the company during a period except those resulting from investments by shareholders and distributions to shareholders. The major components included in Accumulated Comprehensive Income are unrealized gains and losses on financial assets classified as available for sale, and unrealized foreign exchange gains and losses arising on the translation of the financial statements of self sustaining foreign operations.

The company currently does not have any financial assets that would give rise to OCI therefore no amounts have been included as Accumulated Comprehensive Income at this time.

4. Financial instruments

In the normal course of business the company is exposed to credit risk, market risk, interest rate risk and foreign exchange risk. These risks are managed in the following manner:

(a) Credit risk

The company's exposure to credit risk arises from the possibility that a counterparty to a transaction might fail to perform under its contractual commitment, resulting in a financial loss to the company. To minimize its exposure, the company trades only for institutional investors, requires settlement of securities transactions on a delivery against payment basis, monitors credit exposures, and monitors the total value of transactions with counterparties.

(U.S. Dollars)

4. Financial instruments (Continued)

(b) Market risk

Market risk is the risk that a change in market prices, interest rate levels, indices, liquidity and other market factors will result in losses.

The company is exposed to market risk as a result of its dealing in equity securities. The company mitigates its market risk exposure through controls to limit the concentration levels and capital usage within its accounts.

(c) Foreign exchange risk

Foreign exchange risk arises from the possibility that changes in the price of foreign currencies will result in losses. The company's parent hedges its exposure to U.S. dollar foreign exchange risk but does not hedge its exposure to Canadian dollar foreign exchange risk.

(d) Fair value of financial assets and liabilities

The company's financial instruments consist of cash, due from (to) clients, due from (to) broker and dealer, accounts receivable, accounts payable and accrued liabilities and income taxes payable. The fair value of these financial instruments approximates their carrying values. It is management's opinion that the company is not exposed to significant interest or credit risks arising from these financial instruments.

5. Capital stock	**2008**	2007
Authorized:		
100,000,000 common shares without par value		
Issued:		
1,225,100 common shares	$ **1,225,100**	$ 1,225,100

6. Related party transactions

During the year the company paid $964,315 (2007: $890,580) in clearing, research, and trading fees and $63,984 (2007: $57,447) in premises rental to its parent company, PI Financial Corp.

At March 31, 2008 amounts due from and to broker and dealer include $290,895 (2007: $Nil) and $75,519 (2007: $246,755) respectively due to PI Financial Corp.

At March 31, 2008 accounts receivable include $535,014 (2007: $141,624) due from PI Financial Corp.

The above transactions occurred in the normal course of operations and are measured at the exchange amount as agreed to by the related parties.

(U.S. Dollars)

7. Concentrations

For the year ended March 31, 2008, three (2007: three) customers, each of whom accounted for more than 10% of the company's commission and private placement revenue, accounted for approximately $3,349,000 (2007: $2,608,500) of commission and private placement revenue.

8. Net capital requirements

The company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule, which requires the maintenance of minimum net capital.

PI Financial (US) Corp. follows the primary (aggregate indebtedness) method under rule 15c3-1 with the K(2)(i) exemption which requires it to maintain minimum net capital equal to the greater of $100,000 and one-fifteenth of aggregate indebtedness. The company had net capital at March 31, 2008 of $2,177,089 (2007: $2,304,893) representing an excess of $2,077,089 (2007: $2,204,893) over the required minimum of $100,000 (2007: $100,000).

9. Income tax

Under the International Financial Activity Act of the province of British Columbia, certain operations of the company qualify as prescribed activities for provincial tax relief thereby reducing the applicable statutory rate.

10. Future accounting policy change

Financial instruments, presentation and disclosure

The CICA has issued Handbook Sections 3862, *Financial Instruments – Disclosure*, and 3863, *Financial Instruments – Presentation*, both issued in December 2006, which revise the current standards on financial instrument disclosure and presentation, and place increased emphasis on disclosures relating to the risk associated with both recognized and unrecognized financial instruments and how these risks are managed. Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives and provides additional guidance with classification of financial instruments, from the perspective of the issuer between liabilities and equity.

Capital disclosures

The CICA has issued Handbook Section 1535, *Capital Disclosures*, which establishes guidelines for the disclosure of information regarding the company's capital and how it is managed. Enhanced disclosure with respect to the objectives, policies and processes for managing capital and quantitative disclosures about what the company regards as capital is required.

These standards will be adopted by the company effective April 1, 2008.

PI Financial (US) Corp.

Schedule 1

(formerly Pacific International Securities (U.S.) Inc.)

Focus Report - Part IIA - Computation of Net Capital

As of March 31, 2008

(U.S. Dollars)

Firm ID: 127404

1		Total ownership equity (o/e)		$ 3,405,995
2		Deduct o/e not allowable for net capital		-
3		Total o/e qualified for net capital		3,405,995
4		Add:		
	A	Allowable subordinated liabilities		-
	B	Other deductions or credits		
		Description		
		FINRA Rule 3020(b)(2)		(85,428)
5		Total capital and allowable subloans		3,320,567
6		Deductions and/or charges:		
	A	Total non-allowable assets		(948,704)
	B	Aged fail to deliver		(45,907)
	1.	Number of items	1	-
	F	Other deductions and/or charges		-
7		Other additions and/or allowable credits		-
8		Net capital before haircuts		2,325,956
9		Haircuts on securities:		
	A	Contractual commitments		-
	B	Subordinated debt		-
	C	Trading and investment sec:		
	1	Exempted securities		-
	2	Debt securities		-
	3	Options		-
	4	Other securities		-
	D	Undue concentration		-
	E	Other		
		Description: haircut on foreign currency deposits		(148,867)
10		Net capital		$ 2,177,089
11		Minimum net capital required (based on aggregate indebtedness)		$ 26,016
12		Minimum dollar requirement		$ 100,000
13		Net capital requirement (greater of line 11 or 12)		$ 100,000
14		Excess net capital		$ 2,077,089
15		Excess net capital @ 1000% (net capital - 10% of AI)		$ 2,138,064

PI Financial (US) Corp.

Schedule 1 (Continued)

(formerly Pacific International Securities (U.S.) Inc.)

Focus Report - Part IIA - Computation of Net Capital

As of March 31, 2008

(U.S. Dollars)

Firm ID: 127404

Computation of aggregate indebtedness

16	Total AI liability from statement of financial condition	$	390,245
17	Add:		
A	Drafts for immediate credit		-
B	Market value of sec borrowed where no equivalent value is paid or credited		-
C	Other unrecorded amounts		-
19	Total aggregate indebtedness	$	390,245
20	Ratio of AI/NC		18%
29	Percentage of debt to debt equity		0%

PI Financial (US) Corp.

Schedule 2

(formerly Pacific International Securities (U.S.) Inc.)

Other Representations

As of March 31, 2008
(U.S. Dollars)

Firm ID: 127404

Schedule: Computation of determination of reserve requirements pursuant to Rule 15c3-3

This particular schedule is not applicable to the above firm as at March 31, 2008. PI Financial (US) Corp. is exempt from 15c3-3, due to the K(2)(i) exemption. As a result, the schedule is not included as part of the annual audit report.

Schedule: Information relating to the possession or control requirements under Rule 15c3-3

This particular schedule is not applicable to the above firm as at March 31, 2008. PI Financial (US) Corp. is exempt from 15c3-3, due to the K(2)(i) exemption. As a result, the schedule is not included as part of the annual audit report.

Schedule: Report describing any material inadequacies found to exist since the date of the last audit

This particular report is not applicable to the above firm as at March 31, 2008. There have been no material inadequacies found to exist since the date of the last annual audit.

PI Financial (US) Corp.

Schedule 3

(formerly Pacific International Securities (U.S.) Inc.)

Reconciliation of Computation of Net Capital

As of March 31, 2008

(U.S. Dollars)

Firm ID: 127404

Net capital per firm (per March 31, 2008 focus report submitted April 22, 2008)	$	2,177,089
Add: no adjustments		-
Deduct: no adjustments		-
Net capital per audited computation of net capital as at March 31, 2008	$	2,177,089

Schedule 4

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

March 31, 2008
(U.S. Dollars)

The Board of Directors
PI Financial (US) Corp.
Vancouver, BC

In planning and performing our audit of the financial statements and accompanying information of PI Financial (US) Corp. (the "company"), for the year ended March 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1 Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PI Financial (US) Corp.

Schedule 4 (Continued)

(formerly Pacific International Securities (U.S.) Inc.)

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

March 31, 2008
(U.S. Dollars)

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weakness. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate for the year ended March 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Vancouver, Canada
May 9, 2008

Chartered Accountants

Grant Thornton
www.GrantThornton.ca

END